UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 1, 2018

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Jean-Marie Messier informed the board of directors of Cellectis S.A. (“Cellectis”) of his intention not to stand for re-election at Cellectis’ combined shareholders’ meeting on June 26, 2018 (the “General Meeting”) and to retire from the board of directors immediately prior to the commencement of the General Meeting. Mr. Messier’s decision not to stand for reelection was not a result of any dispute or disagreement with Cellectis or the board of directors. The board of directors anticipates that Hervé Hoppenot will assume the vacancy on the Cellectis audit committee, which will arise in connection with Mr. Messier’s retirement from the board of directors.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis, on Form F-3 (No. 333-217086), and Form S-8 (Nos. 333-204205, 333-214884 and 333-222482) to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

June 1, 2018	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

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